October 1, 2013

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Insynergy Products, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 20, 2013

Form 10-Q for the quarterly period ended March 31, 2013

Filed May 14, 2013

Form 10-Q for the quarterly period ended June 30, 2013

Filed August 13, 2013

File No. 0-54892

Dear Mr. Spirgel,

This letter is in response to your comment letter dated September 23, 2013 regarding the above identified Form 10-K and Forms 10-Q of Insynergy Products, Inc. (the “Company”).  The Company is filing via EDGAR this response letter and the amended Form 10-K and Forms 10-Q.  We have restated your comment and the Company’s response follows the comment.

Form 10-K

Item 9A. Controls and Procedures, page 30

1.

As required by Item 307 of Regulation S-K, please revise Item 9A of Form 10-K and Items 4 of your subsequent Forms 10-Q to clearly disclose the conclusions of your principal financial officers regarding the effectiveness of your controls and procedures.

Response: We have amended Item 9A of our December 31, 2012 Form 10-K and Items 4 of our March 31, 2013 and June 30, 2013 Forms 10-Q to specifically state that our Chief Executive Officer and Chief Financial Officer have concluded that our controls and procedures were effective for the identified period.

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In connection with our response to your comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s disclosure counsel, Cindy Shy, at cshypc@hotmail.com, phone (801) 323-2395 or fax (801) 364-5645.

Sincerely,

/s/ Sanford Lang

Sanford Lang

Chairman